UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

 ICL GROUP LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of ICL Group Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of ICL Group Ltd. filed with the Israel Securities Authority and dated February 28, 2022 (Filing Number: 2022-02-019821) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ICL GROUP LTD.

1.	Undertaking to seal part of the Feeder Canal of ICL Dead Sea

Item 1

Undertaking to seal part of the Feeder Canal of ICL Dead Sea

Following an unexpected flow of brine above the ground at the outskirts of an alluvial fan area, which seems to have resulted from a combination of seepage from a certain area of the feeder canal of ICL Dead Sea ("ICL DS"), which according to the Company's estimations is at a rate within the approved design specifications of ICL DS pumping station P9 ("P9"), and unique ground conditions, ICL DS has undertaken, as of June 15, 2022, at the request of the Israeli Nature & Parks Authority, to carry out a conservation project involving installation of sealing sheets over a 1.4km long section of the feeder canal in the area of the fan, out of the 15km of the feeder canal, a section that is required for the operational continuity of P9 (the "Project"). Completion of the Project is expected within a few months. During the Project, the Company intends to implement complementary actions to maintain the flow of brine to the surface. Execution of the Project, and the aforementioned complementary actions, are subject to the receipt of required permits and approvals from the relevant authorities.

In the event of difficulties in the implementation of the Project or the complementary actions, including due to objections by the authorities or a delay in obtaining the required permits and approvals, the operational continuity of P9 may be impaired, which may lead also to a significant decline in the water level of Pond 5, which also serves as a beach for tourism purposes, and accordingly, there could be a material adverse effect to the continued operations of ICL DS and to the business and financial results of the Company.

For additional information regarding P9, see our Annual Report on Form 20-F for the Year Ended December 31, 2021, Including “Risk Factors” under Item 3 of the Annual Report and Note 18 to the Company’s Consolidated Annual Financial Statements for 2021 included in such Annual Report, filed on February 23, 2022 (Ref No: 2022-02-018666).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Aviram Lahav
	Name:	Aviram Lahav
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Company Secretary & Global Compliance

Date: June 16, 2022